EXHIBIT 99.1
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                          COMPTON PETROLEUM CORPORATION
                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                           NOVEMBER 19, 2003


                  APPOINTMENT OF INDEPENDENT RESERVE EVALUATOR

CALGARY, ALBERTA - Compton Petroleum Corporation (TSX - CMT) announces the engagement of the international integrated petroleum engineering and geological consulting firm of Netherland, Sewell & Associates, Inc., (NSAI), as independent reserve evaluators for Compton's reporting period ending December 31, 2003.

Since discovering the Hooker Basal Quartz Pool in 1999, Compton has developed a superior technical expertise in the identification, discovery, and development of tight gas reservoir systems. This has resulted in a shift in the distribution of Compton's reserve base, such that at year-end 2002, seventy-two per cent (72%) of Compton's proved reserve base, and seventy per cent (70%) of Compton's proved plus probable reserve base was attributed to long life, low decline, tight gas reservoirs. Based on its activity to date in 2003, Compton expects these percentages to increase by year-end. While this play type has only recently become significant with respect to its future potential in Canada, it is already recognized as one of the future drivers of the oil and gas industry in North America, as a result of successful developments in the Rocky Mountain region of the United States. Compton's core exploration and producing areas of Alberta are very similar to the Rocky Mountain region.

Over the last several years, Compton has emerged as a significant Canadian gas producer and has assembled a large undeveloped land base in its tight gas core areas. As Compton plans to continue to successfully exploit these assets, Compton determined that it was imperative to seek out and engage an internationally recognized, independent reserve evaluator with both extensive experience and credibility in tight gas reserve determinations. In Netherland Sewell, Compton is pleased to report it has secured such an evaluator.

NSAI is a tier one US reserve evaluation firm, founded in 1961, and based in Dallas, Texas. Among its many E&P clients, Netherland Sewell is the independent reserve evaluator for Ultra Petroleum, with major producing deep tight gas properties in the Pinedale and Jonah Fields of Wyoming. NSAI also is the independent evaluator for EnCana's US onshore reserves, which also include significant interests in the Jonah Field, as well as in the Piceance and D-J Basins of Colorado, and the Barnett Shale in Texas. NSAI conducts year-end reserve evaluations for other mid to large-size US E&P companies, such as Pioneer Natural Resources USA Inc., Patina Oil & Gas Corporation, Prima Energy Corporation, Williams Energy Services, and The Houston Exploration Company, to name a few. In addition, Netherland Sewell conducts periodic complete year-end reserve evaluations for Pemex Exploracion of Mexico, one of the largest oil companies in the world.



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Compton has instructed Netherland Sewell to evaluate Compton's asset base for the year ending December 31, 2003. Compton is pleased to report that based on NSAI's preliminary technical review conducted in accordance with NI 51-101, the recognized ultimate reserves of the Hooker property (exclusive of 2003 reserve additions) will exceed the levels previously reported at year-end 2002, both on a proved and a proved plus probable basis. Compton's decision to engage Netherland Sewell will ensure that its tight gas reserves are fairly evaluated, in a manner that is consistent with other E&P companies with comparable reserves, and in compliance with National Instrument 51-101.

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's stock trades on the Toronto Stock Exchange under the symbol CMT and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.



For further information contact E.G Sapieha, President and CEO or N.G. Knecht, VP Finance and CFO, Telephone: (403) 237 - 9400, Fax: (403) 237 - 9410.



Website: WWW.COMPTONPETROLEUM.COM      Email: INVESTORINFO@COMPTONPETROLEUM.COM